FITMEDIA INC.
c/o Au Hui Province Anhui Runji Cement Co., Ltd.
Xian Zhong Town, Han Shan County
Chao Hu City, An Hui Province
People’s Republic of China
Telephone: (0086) 565 4219871

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
 ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

     This Information Statement is being mailed on or about November 8, 2007, to the holders of record at the close of business on November 6, 2007 (the “Record Date”) of common stock, par value $0.0001 per share (“Common Stock”) of Fitmedia Inc., a Delaware corporation (“the Company” or “Fitmedia”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Share Exchange Agreement entered into among the Company, Ren Ji Cement Investment Company Limited, a British Virgin Islands corporation (“Renji Investment”) and certain other parties as described below. This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

     On the Record Date, there were 78,832,064 shares of Fitmedia common stock issued and outstanding, each of which was entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On October 9, 2007, the Company and Timothy Crottey, an officer, director and principal shareholder of Fitmedia, entered into a Share Exchange Agreement with Renji Investment; Shouren Zhao, a citizen and resident of the People’s Republic of China and owner of 100% of the share capital of Ren Ji Cement Investment Company Limited (“Zhao”); Ren Ji Cement Investment Company Limited, a British Virgin Islands corporation (“Renji Investment”) and owner of 100% of the share capital of Renji Cement Company Limited; Ren Ji Cement Company Limited, a corporation organized and existing under the laws of the Hong Kong SAR of the People’s Republic of China (“HK Renji”) and owner of 100% of the share capital of Anhui Province Runji Cement Co. Ltd.; and Anhui Province Runji Cement Co. Ltd., a corporation organized and existing under the laws of the People’s Republic of China (“Anhui Runji”). For purposes of this agreement, Zhao is referred to herein as the “Zhao shareholder”, and Renji Investment, HK Renji and Anhui Runji are referred to herein as the “Renji Subsidiaries”.

The transactions contemplated by the Share Exchange Agreement were completed on November 1, 2007 (the “Closing Date”) and resulted in a change of control of the Company. Pursuant to the terms of the Share Exchange Agreement, on the Closing Date, the Company issued Zhao a total of 55,000,000 shares of the Company’s common stock (representing 69.77% of the issued and outstanding shares of Fitmedia after this issuance of shares) in exchange for all of the issued and outstanding share capital of Renji Investment.

     The foregoing summary of selected provisions of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is included as an exhibit to the Company’s current report on Form 8-K, which was filed with the U.S. Securities and Exchange Commission on October 16, 2007.

     At Closing, Timothy Crottey resigned from all officer positions with the Company and Shouren Zhao was appointed as Director, President and Chief Executive Officer and Yichun Jiang as Chief Financial Officer, Treasurer and Secretary. Also at Closing Timothy Crottey resigned from his position as a Director of the Company. Mr. Crottey’s resignation as a Director of the Company will be effective following the expiration of the required ten (10) day transmittal notification to stockholders under Regulation 14E Rule 14f of the Securities Exchange Act, which notice is effected by this Information Statement. At the effective time of Mr. Crottey’s resignation, the number of directors on the board will be increased to three persons and Xuanjun Yang and Liming Bi will be appointed as directors of the Company.

     The Company’s only other director, Roman Onufrijchuk, resigned on October 26, 2007, pursuant to an agreement with the Company in which he resigned and waived his right to receive compensation of 2,500 of the Company’s shares of common stock for directorial services provided in fiscal 2007.  Mr. Onufrijchuk received a full and final compensation payment of $1,000.

     Pursuant to the share purchase agreement entered into by the Company and Timothy Crottey with Mr. Shouren Zhao and dated on October 9, 2007, (the “Share Purchase Agreement) at Closing, Timothy Crottey delivered stock certificates representing 18,500,000 shares of the Company’s common stock to Zhao in exchange for $540,000. Mr. Crottey now holds 100,000 shares of the Company. This Agreement supplements the Share Exchange Agreement outlined above.

     To the best of the Company’s knowledge, Mr. Zhao, and the purchasing companies involved, financed the above transactions with personal funds.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of November 6, 2007, the number of shares of the Company’s Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by the Company’s Directors. The number of common shares issued and outstanding as of November 6, 2007 is 78,832,064, each with a par value of $0.0001.

The share figures and percentages in the table below have been adjusted to give effect to the Closing and the cancellation and exchange of shares by the Company’s former officers that will be effective on the business day following the closing day of Share Exchange Agreement. On such date, after giving effect to the issuance of 55,000,000 shares, there will be issued and outstanding 78,832,064 shares of the Company’s common stock.

Title		Number of	Percent of
of Class	Name	Shares Owned(1)	Voting Power

Directors and Executive Officers
Common	Timothy Crottey (2)	100,000(2)	0.1%
Common	Shouren Zhao	73,500,000(3)	93.2%
Common	All Officers and Directors
	as a Group (2 persons)	73,600,000	93.3%

(1) Except as otherwise indicated, the shares are owned of record and beneficially by the persons named in the table.

(2) Before giving effect to the exchange of shares, there were 23,832,064 shares of common stock issued and outstanding. Timothy Crottey owned 18,600,000 shares. On November 1, 2007, Mr. Crottey sold 18,500,000 of his shares to Mr. Shouren Zhao for $540,000. Mr. Crottey now owns 100,000 shares in the Company.

(3) Mr. Zhao was issued 55,000,000 shares on November 1, 2007 pursuant to the Share Exchange Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

     At Closing, Timothy Crottey resigned from all of his officer positions, including President, Secretary, Treasurer, Chief Accounting Officer, C.F.O. and C.E.O. of the Company and Mr. Shouren Zhao was appointed as President and Chief Executive Officer and Mr. Yichun Jiang as Chief Financial Officer, Treasurer and Secretary.

Roman Onufrijchuk resigned from his position as a director of Fitmedia effective October 26, 2007. At Closing Shouren Zhao was appointed as a director to fill the vacancy created thereby. Also at Closing, Timothy Crottey resigned from his position as a Director of the Company. Mr. Crottey’s resignation as a director of the Company will be effective following the expiration of the required ten (10) day transmittal notification to stockholders under Regulation 14E Rule 14f of the Securities Exchange Act, which notice is effected by this Information Statement. At the effective time of Mr. Crottey’s resignation, the number of directors on the board will be increased to three persons and Xuanjun Yang and Liming Bi will be appointed as Directors of the Company. All Directors hold office for one-year terms until the election and qualification of their successors. Officers are elected by the board of Directors and serve at the discretion of the board of directors.

     To the best of the Company’s knowledge, immediately prior to the Closing, Shouren Zhao, Yichun Jiang , Xuanjun Yang and Liming Bi were not Directors, did not hold any position with the Company, nor had they been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. To the best of the Company’s knowledge, none of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he or she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

     To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

     To the best of the Company’s knowledge, Shouren Zhao, Yichun Jiang, Xuanjun Yang and Liming Bi do not hold any other directorship positions with other companies at this time.

     The names of the officers and directors of the Company following Closing, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company
Timothy Crottey(1)	42	Director
Shouren Zhao(3)	51	Director, President, CEO
Yichun Jiang (4)	53	CFO, Treasurer, Secretary
Xuanjun Yang (5)	51	Director
Liming Bi(6)	41	Director

(1)	Mr. Crottey has resigned from all officer positions at Closing and from his Directorship of the Company effective ten days following the mailing of this Information Statement.

(2)	Mr. Onufrijchuk resigned as a director of the Company on October 26, 2007 and received full and final compensation of $1,000 for services provided to the Company.

(3)	Mr. Zhao was appointed as Director, President and CEO on the date of the Closing.

(4)	Mr. Jiang was appointed as the CFO, Secretary and Treasurer on the date of the Closing.

(5)	Mr. Yang will be appointed as a director on the date Mr. Crottey’s resignation becomes effective.

(6)	Mr. Bi will be appointed as a director on the date Mr. Crottey’s resignation becomes effective.

Timothy Crottey, former officer and director – 42

Timothy J. Crottey was the President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Treasurer and Secretary of Fitmedia since Fitmedia’s inception on August 30, 2004 until his resignation on November 1. Mr. Crottey has been a director of Fitmedia since August 30, 2004. From January 2002 to December 2004 Mr. Crottey attended the Simon Fraser University full time as a student in the pursuit of an applied science degree in the field of communications. In addition, he has been developing the concept of Fitmedia over the past three years. From 2000 to 2002 Mr. Crottey was the manager of a Blends coffee shop.

Shouren Zhao, Chairman, Chief Executive Officer and President - 51

Mr. Shouren Zhao, age 51, worked in construction management. He established the Tongshi Dajiangnan Cement Factory in Hainan Province, PRC in 1992, with an annual production of 200,000 tons. From 1997-2002, he established Shanghai Jiangxin Co., Ltd., Zhejiang Hengtong Textile Co., Ltd., Jiangxi Hengtong Real Estate Co., Ltd., all with 100% of his own investment. In 2003, he established Nanjing Hongren Real Estate Co., Ltd. as a joint venture. In 2003, he also established Anhui Province Runji Cement Co., Ltd. as a joint venture. He was awarded the Hainan Province Excellence in Entrepreneurship Medal, the Shaoxing “Model Worker Award” and the “Star of Entrepreneurship” in Chaohu.

Yichun Jiang , Chief Financial Officer - 53

Mr. Yichun Jiang, 53, has been working in the financial department of various industrial companies in China for many years. He is familiar with financial law and regulations, and has extensive experience in financial management. He received an award for excellence in accounting by a municipal government in China.

Xuanjun Yang, Director - 51

Mr. Xuanjun Yang, 51, is a qualified senior engineer. From 1973-1980, he pursued construction work in Zhejiang Zhuji Wuxie Handicraft Industry Community. From 1980 – 1993, he worked in the third ranked construction project company, as a team leader. From 1993 – 1997, he worked as a manager at a construction project company. From 1997 – 2003, he was a shareholder in Jiangxi Hengtong Real Estate Company and Nanjing Jinbo real estate company. From 2003 –2007, he was a shareholder of Nanjing Hongren Real Estate Company and Anhuit Runji Cement Co., Ltd.

Liming Bi, Director – 41

Mr. Bi Li Ming, 41, a university graduate, has served as both a director and company deputy general manager over the course of his career. He has been working at the Anhui Runji cement factory for many years in the areas of production technical, facility management and quality control. In 2003, Mr. Bi acted as company construction deputy commander in chief and production deputy general manager, responsible for technology and R&D. He has a rich knowledge of cement making and experience in business management. He was awarded the Hefei New Construction Material Promotion Authentication Certificate when he was promoted by Anhui Runji.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

     The Company presently does not have a compensation committee or nominating committee. The Company does have an audit committee, with committee duties currently carried out by a member of our Board of Directors. Our Board of Directors has determined that the audit committee member has sufficient knowledge in financial and accounting matters to serve on the committee and that the member is an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission. The Board of Directors has not adopted a written charter for the audit committee as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to adopt a formal charter.

     The same reasoning applies to the decision not to form a compensation or nominating committee. However, the new management of the Company may form an audit, compensation and nominating committee in the future. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

     The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes. However, the new management of the Company may establish a process for stockholder communications in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     For the year ended January 31, 2007, Timothy Crottey, the former CEO and president, advanced a total of $14,945 to the Company. For the year ended January 31, 2006 and 2005, Mr. Crottey advanced $9,000 and $280 to the Company, respectively. Mr. Crottey was paid $20,000 by the Company in September, 2007, which will be applied toward the amount advanced to the Company.

     Except for the transactions described above, there are no proposed transactions and no transactions during the past two years to which the Company was (or is) a party, and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

COMPENSATION OF EXECUTIVES AND DIRECTORS

Executive Compensation

Summary Compensation Table

     The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer and president who received or was entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Non-Equity
						Incentive	Nonquali-
						Plan	fied	All
						Compen-	Deferred	Other
				Stock	Option	sation	Compen-	Compen-
Name of officer	Year	Salary ($)	Bonus	Awards	Awards		sation	sation	Total

Timothy Crottey(1)	2007	1,375	-	-	-	-	-	-	1,375 (2)
	2006	1,766	-	-	-	-	-	-	1,766 (2)
	2005 -		-	-	-	-	-	-	-

(1) Mr. Crottey has resigned from all of his officer positions, including President, Secretary, Treasurer, Chief Accounting Officer, C.F.O. and C.E.O. at Closing.

(2) Represents consulting fees paid to Mr. Crottey as President, Treasurer, Secretary, CEO and CFO.

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Director Compensation

Summary Compensation Table

      The following Summary Compensation Table sets forth, for the years indicated, all fees earned or paid in cash for services as a director, including annual retainer fees, committee and/or chairmanship fees, and meeting fees, and the dollar value of all awards of stock as recognized for financial reporting purposes, during the stated periods.

SUMMARY COMPENSATION TABLE

Change in
Pension
		Fees				Value and
		Earned			Non-Equity	Nonqualified
		or			Incentive	Deferred	All
		Paid in	Stock	Option	Plan	Compensation	Other
		Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	Year	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Timothy Crottey	2007	-	-	-	-	-	-	-
	2006	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-
Roman Onufrijchuk	2007	1,000	(1)	-	-	-	-	1,000 (1)
	2006	1,000	375 (1)	-	-	-	-	1,375 (1)
	2005	-	-	-	-	-	-	-

(1)	On February 1, 2006, the Company entered into a Letter of Agreement with Mr. Onufrijchuk for Director’s fees of $1,000 and 2,500 shares of common stock for the successful completion of fiscal 2006 and 2007. Mr. Onufrijchuk received full payment for his services for fiscal 2006. However, Mr. Onufrijchuk entered into an agreement with the Company in which he resigned from his position as Director effective October 26, 2007 and agreed to waive issuance of the 2,500 shares for fiscal 2007. He received final compensation of $1,000 for his directorial services.

     Directors are entitled to receive reimbursement for all out-of-pocket expenses incurred for attendance at Board of Directors meetings.

Option Grants in Last Fiscal Year

     There were no options granted to the named executive officer during the year ended January 31, 2007.

     During the year ended January 31, 2007, the named executive officer did not exercise any stock options.

Employment Agreements
     The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

     The Company currently does not have any equity compensation plans; however the Company is currently deliberating on implementing an equity compensation plan.

Directors’ and Officers’ Liability Insurance

     The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating such insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the best knowledge of the Company based on the filings made, during fiscal year 2007, the officers, directors and 10% stockholders of the Company filed all Section 16(a) reports they are required to file on a timely basis.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, Fitmedia Inc. has duly caused this report to be signed by the undersigned hereunto authorized.

Date: November 8, 2007

Fitmedia Inc.

By: /s/ Timothy Crottey
Timothy Crottey
Director

By: /s/ Shouren Zhao
Shouren Zhao
Director, President, CEO